	Adecoagro to pay the second installment of its $35 million cash dividend. Net sales in 3Q22 of $378 million, 22.6% higher year-over-year.

3Q22 Earning Release Conference Call

English Conference Call	Luxembourg, November 9, 2022 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading sustainable production company in South America, announced today its results for the third quarter ended September 30, 2022. The financial information contained in this press release is based on unaudited condensed consolidated interim financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 31 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
November 10, 2022
8 a.m. (US EST)
10 a.m. (Buenos Aires and Sao Paulo time)
2 p.m. (Luxembourg)
	HIGHLIGHTS
Tel: +1 (412) 317-6366

Participants calling from other countries outside the US	FINANCIAL & OPERATING PERFORMANCE
	$ thousands	3Q22	3Q21	Chg %	9M22	9M21	Chg %
Tel: +1 (844) 435-0324	Gross Sales	381,949	316,952	20.5%	969,691	777,178	24.8%
Participants calling from the US	Net Sales (1)	378,139	308,433	22.6%	951,242	757,683	25.5%
	Adjusted EBITDA (2)
Investor Relations	Farming & Land Transformation	17,055	24,763	(31.1)%	72,623	113,360	(35.9)%
Charlie Boero Hughes	Sugar, Ethanol & Energy	111,002	138,088	(19.6)%	272,638	269,828	1.0%
CFO	Corporate Expenses	(5,807)	(5,856)	(0.8)%	(18,192)	(15,609)	16.5%
Victoria Cabello	Total Adjusted EBITDA	122,250	156,995	(22.1)%	327,069	367,579	(11.0)%
IR Manager	Adjusted EBITDA Margin (2)	32.3%	50.9%	(36.5)%	34.4%	48.5%	(29.1)%
	Net Income	22,590	36,963	(38.9)%	105,874	71,964	47.1%
	Adjusted Net Income (4)	47,213	59,363	(20.5)%	105,953	100,144	5.8%
Email	Farming Planted Area (Hectares)	291,843	262,110	11.3%	291,843	262,110	11.3%
ir@adecoagro.com	Sugarcane Plantation Area (Hectares)	189,889	184,349	3.0%	189,889	184,349	3.0%
	Adjusted Net Income per Share	0.43	0.53	(18.1)%	0.97	0.89	8.9%

• Net sales presented a year-over-year increase of 22.6% in 3Q22 and 25.5% in 9M22 on a solid commercial strategy from all our business units.

• Despite the 11.0% year-over-year reduction in Adjusted EBITDA during 9M22, adjusted net income presented an outperformance of 5.8% compared to the same period of last year.

Website:
www.adecoagro.com

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 31 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/(Loss). Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation of PP&E, and amortization of intangible assets, net gain from fair value adjustments of investment property land, bargain purchase gain, plus the gains or losses from disposals of non-controlling interests in subsidiaries, plus the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets" and net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, net gain from fair value adjustments of investment property land, bargain purchase gain, plus the gains or losses from disposals of non-controlling interests in subsidiaries, plus the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets" and net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated gross sales net of those generated by the commercialization of third party sugar, grains and energy. We net third party commercialization results to highlight the margin generated by our own production.
(4) Please see “Reconciliation of Non-IFRS measures” starting on page 31 for a reconciliation of Adjusted Net Income. We define Adjusted Net Income as (i) Profit/(Loss) of the period year, plus (ii) any non cash finance costs resulting from foreign exchange losses for such period, which breakdown composed both Exchange Differences and Cash Flow Hedge Transfer from Equity, net of the related income tax effects plus (iii) gains or losses from disposals of non controlling interests in subsidiaries whose main underlying asset is farmland, which are relieved in our Shareholders Equity under the line item. "Reserve from the sale of non-controlling interests in subsidiaries plus (iv) the reversal of the aforementioned income tax effect, plus (v) the inflation accounting effects, plus (vi) the revaluation results from the hectares held as investment property, plus (vii) the bargain purchase gain.

Sugar, Ethanol & Energy business

◦Adjusted EBITDA in our Sugar, Ethanol & Energy business reached $111.0 million in 3Q22, 19.6% or $27.1 million lower compared to the same period of last year. This was mostly driven by a reduction in crushing volume of 0.4 million tons compared to 3Q21, coupled with higher costs of inputs, diesel and salaries, among others - partially mitigated by our strategy to produce our own biofertilizer. Despite having good sugarcane availability and achieving a monthly crushing record of 1.5 million tons in July, increased precipitation registered during August and September resulted in frequent interruptions in crushing activities. However, it is important to highlight that rain favors cane development, hence the sugarcane left on the ground will be carried into the following quarters with an improved productivity outlook. This will ensure the implementation of our continuous harvest model, enabling us to crush cane year-round and maximize production of the product with the highest marginal contribution. During the quarter, the price scenario of ethanol experienced significant changes in light of regulatory measures (reduction of ICMS and zeroing of federal taxes) and of the reduction in international oil prices. Nonetheless we were able to rapidly adapt our strategy thanks to (i) our flexibility to switch our production mix and extract the highest value per ton crushed at all times; (ii) our capacity to sell ethanol into Europe and capture a premium versus domestic prices – thanks to our certifications and ability to meet product specification; (iii) our strategy to focus on the commercialization of sugar and anhydrous ethanol, while we built inventory of hydrous ethanol – which can either be carried over or converted into more anhydrous ethanol (in light of low energy spot prices, we are using our bagasse as fuel for the dehydration process); and (iv) our hedging strategy which enabled us to secure sugar at 19.4 cts/lb.

◦Year-to-date, Adjusted EBITDA reached $272.6 million, $2.8 million higher year-over-year. Crushing volume presented a 2.4 million ton reduction, as we resumed harvesting activities in our Cluster in mid-March, following a short interharvest period. Despite the lower production volume, our commercial strategy enabled us to benefit from attractive prices of ethanol and sugar, especially during the first half of the year. This was possible because we (i) carried-over production from 2021 into 2022 to be sold at higher prices; (ii) cleared out our tanks at the peak of prices achieving record sale volumes; and (iii) leveraged our competitive advantage to sell into the export and domestic market.

Farming & Land Transformation business

◦Adjusted EBITDA in the Farming and Land Transformation business amounted to $17.1 million in 3Q22, marking a 31.1% or $7.7 million reduction compared to the same period of last year. The decline is fully explained by a lower contribution from our Crops and Rice businesses.

◦Focusing on our year-to-date results, which offer better insight than a standalone quarter, Adjusted EBITDA was $72.6 million, 35.9% lower than the previous year. This was driven by our Crops and Rice businesses, which fully offset the improved performance in our Dairy business. Results were mainly impacted by higher costs, lower yields and lower rice prices. Margins were pressured by the global inflationary environment which led to an overall increase in costs of agricultural inputs in U.S. dollars, including fertilizer, agrochemicals and diesel, as well as higher logistic costs, among others. In terms of yields, rice presented a 12.5% reduction (1.0 Tn/Ha) compared to the previous campaign as a consequence of La Niña weather effect, while peanut and sunflower also performed below last year's average (5.3% and 3.9% lower, respectively). Moreover, yields for both of our second crops (soybean and corn) also reported a decline compared to the previous campaign (19.2% and 6.0% lower, respectively). Regarding prices, while soybean, corn and wheat experienced a year-over-year increase, peanut and rice were 3.0% and 7.2% lower, respectively. In addition, rice prices at the time of harvest were 9% lower year-over-year which, together with the impact in yields, further contributed to a reduction in the mark-to-market of the biological asset.

Net Income & Adjusted Net Income

◦Net Income amounted to $22.6 million during 3Q22, marking a $14.4 million reduction compared to the same period of last year. This was mostly explained by a $34.7 million year-over-year reduction in EBITDA generation compared to 3Q21. Results were partially offset by a decrease in income tax expense to $4.8 million versus expenses of $15.3 million in 3Q21. Net income in 9M22 reached $105.9 million, $33.9 million or 47.1% higher compared to the previous year. This was driven by the above mentioned impact on taxes coupled with the effect of inflation accounting (higher exposure of our negative net monetary position to an inflation rate of 66.1% in 9M22 compared to 37.0% in 9M21).

◦Adjusted Net Income reached $47.2 million during 3Q22, $12.2 million lower than in 3Q21. Nevertheless, during the first nine months of the year it reached $106.0 million, presenting an outperformance of $5.8 million compared to the previous year, despite the year-over-year reduction in Adjusted EBITDA. We believe Adjusted Net Income is a more appropriate metric to reflect the Company's performance.

ADJUSTED NET INCOME (1)
$ thousands	3Q22	3Q21	Chg %	9M22	9M21	Chg %
Net Income	22,590	36,963	(38.9)%	105,874	71,964	47.1%
Foreign exchange losses/(gains), net	12,377	10,504	17.8%	(12,642)	(9,611)	31.5%
Cash flow hedge - transfer from equity	9,212	17,132	(46.2)%	35,575	43,707	(18.6)%
Inflation accounting effects	2,599	(4,582)	n.a	(14,677)	(8,219)	78.6%
Revaluation result - Investment property	125	(654)	n.a	3,878	2,303	68.4%
Bargain purchase gain (2)	310	—	n.m.	(12,055)	—	n.m.
Adjusted Net Income	47,213	59,363	(20.5)%	105,953	100,144	5.8%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 31 for a reconciliation of Adjusted Net Income.
(2) Non-cash item related to our recent acquisition of Viterra's rice operations, representing the difference between acquisition cost and fair value of net assets acquired.

Remarks

Shareholder Distribution Update

◦During the first ten months of the year, we repurchased 3.6 million shares at an average price of $8.06 per share, totaling $28.8 million. Going forward we expect to continue repurchasing shares, in line with our commitment to generate long term value for our shareholders.

◦On November 17th, we will make our second cash dividend payment of $17.5 million (approximately $0.1603 per share) to shareholders of the Company of record at close of business on November 2nd. The first installment of our cash dividend was paid on May 17th in an equal cash amount (approximately $0.1571 per share), resulting in an annual cash dividend of $35 million. A Luxembourg withholding tax of 15% has been and will be applied to each installment of the gross cash dividend amount.

◦Share repurchases and dividend distribution are part of the company's distribution policy, which consists of a minimum distribution of 40% of the Adjusted Free Cash Flow from Operations (NCFO) generated during the previous year. In 2021, we generated $152.1 million of NCFO.

Independent Farmland Appraisal Report

◦As of September 30, 2022, Cushman & Wakefield (C&W) updated its independent appraisal of Adecoagro's farmland which consists of 219,850 hectares valued at $727.5 million. On a comparable basis, current valuation of our land portfolio represents a year-over-year increase of 2.5%.

Sugar, Ethanol & Energy Segment - Operational Performance

SUGAR, ETHANOL & ENERGY - SELECTED INFORMATION
Operating Data	Metric	3Q22	3Q21	Chg %	9M22	9M21	Chg %
Milling
Sugarcane Milled	tons	3,754,674	4,127,204	(9.0)%	7,328,643	9,687,950	(24.4)%
Own Cane	tons	3,481,593	3,785,417	(8.0)%	6,992,352	9,232,634	(24.3)%
Third Party Cane	tons	273,082	341,787	(20.1)%	336,291	455,316	(26.1)%
Production
TRS Equivalent Produced	tons	559,874	575,629	(2.7)%	1,001,752	1,321,603	(24.2)%
Sugar	tons	212,955	245,041	(13.1)%	297,537	535,378	(44.4)%
Ethanol	M3	196,337	185,507	5.8%	402,217	446,532	(9.9)%
Hydrous Ethanol	M3	84,270	68,421	23.2%	175,388	261,310	(32.9)%
Anhydrous Ethanol	M3	112,067	117,086	(4.3)%	226,829	185,222	22.5%
Sugar mix in production	%	40%	45%	(10.6)%	31%	42%	(26.7)%
Ethanol mix in production	%	60%	55%	8.5%	69%	58%	19.6%
Energy Exported (sold to grid)	MWh	233,518	263,020	(11.2)%	439,206	571,719	(23.2)%
Cogen efficiency (KWh sold/ton crushed)	KWh/ton	62.2	63.7	(2.4)%	59.9	59.0	1.6%
Agricultural Metrics
Harvested own sugarcane	tons	3,481,593	3,785,417	(8.0)%	6,992,352	9,232,634	(24.3)%
Harvested area	Hectares	53,735	63,898	(15.9)%	113,506	133,787	(15.2)%
Yield	tons/hectare	65	59	9.4%	62	69	(10.7)%
TRS content	kg/ton	141	132	6.4%	129	129	0.2%
TRS per hectare	kg/hectare	9,130	7,847	16.3%	7,951	8,889	(10.6)%
Mechanized harvest	%	99%	99%	0.5%	100%	99%	0.2%
Area
Sugarcane Plantation	hectares	189,889	184,349	3.0%	189,889	184,349	3.0%
Expansion & Renewal Area	hectares	8,158	5,469	49.2%	25,619	20,411	25.5%

As mentioned in past releases, 2022's operational metrics year-to-date reflect the lagging impact of the adverse weather conditions which affected Brazil's key productive areas in mid-2021. Productivity indicators were impacted and sugarcane availability was limited towards 2021 year-end and beginning of 2022. Despite normally operating based on a continuous harvest model (meaning that we can crush cane year-round), we entered into a short interharvest period from December 2021 to mid-March 2022 to allow our sugarcane to recover.

In order to catch up with the slower-than-average start of the year, during 3Q22 we accelerated our crushing pace and in July we marked a monthly record of 1.5 million tons crushed in our cluster. However, above average rainfall in Mato Grosso do Sul during August and September, and the uneven distribution of rains, led to frequent interruptions in crushing activities and resulted in a sugarcane crushing volume of 3.8 million tons during the quarter, 0.4 million tons lower compared to 3Q21. Sugarcane yields during the quarter were 9.4% higher compared to the same period of last year reaching 65 tons per hectare, while TRS content presented a 6.4% improvement amounting to 141 kg/ton. However, it is important to highlight that we have good sugarcane availability and that rain favors cane development. Hence, we will be carrying into the following quarters sugarcane with an improved productivity outlook. This will ensure that we will be able to resume our continuous harvest model this year and crush cane during the traditional interharvest period.

On a year-to-date basis, crushing volume reached 7.3 million, 24.4% lower compared to the same period of last year. This was mostly explained by the dynamics of the first quarter, namely the late start of crushing activities and the fact that harvesting activities were mainly concentrated on reform areas with limited growth potential. By doing so we (i) allowed areas with greater potential to continue to grow; (ii) liberated areas to plant new high-yielding cane available for next harvest season; and (iii) maximized the product with highest marginal contribution and captured attractive prices. In terms of productivity, yields were impacted during 9M22 but presented a gradual recovery, as we expected. During 1Q22 yields were 40.9% lower year-over-year, during 2Q22 24.5% lower but during 3Q22 yields improved 9.4% year-over-year. TRS content, in turn, reached 129 kg/ton, flat compared to 9M21.

During the quarter, prices of ethanol experienced significant changes in light of new regulatory measures and of adjustments in domestic gasoline prices to reflect international parity. Our production mix reflected these changes in order to consistently maximize the product offering the highest marginal contribution at all times. At the beginning of the quarter we maximized anhydrous ethanol, followed by hydrous ethanol, and lastly sugar, by mid 3Q22 sugar prices surpassed hydrous ethanol and by the end of the quarter they surpassed anhydrous ethanol, effectively becoming the most attractive option. On average, during 3Q22 anhydrous ethanol in Mato Grosso do Sul traded at 19.8 cts/lb, 8.5% premium to sugar while hydrous ethanol traded at 17.3 cts/lb, 5.0% discount to sugar. In this line, during the quarter we diverted as much as 60% of our TRS to ethanol. To further take advantage of price premiums, 57% of our total ethanol production was anhydrous ethanol, most of which was exported to Europe at attractive prices (as we have the necessary certifications and industrial capacity to meet product specifications). This high degree in flexibility constitutes one of our most important competitive advantages, since it allows us to make a more efficient use of our fixed assets and profit from higher relative prices.

On a year-to-date basis, we diverted 69% of our TRS to ethanol, since it has been traded at a premium. Although production of both ethanol and sugar was lower as a consequence of the reduction in crushing volume, this was offset by higher average prices which we were able to capture thanks to our high inventories at the start of the year which were 56% higher than in 2021 in the case of ethanol and 75% in the case of sugar.

Exported energy during the quarter totaled 234 thousand MWh, 11.2% lower compared to the same period of 2021, in line with the reduction in crushing volume. Due to the high level of water in the reservoirs, energy spot prices were low. Because of this, our strategy was to use our bagasse as fuel in the ethanol dehydration process, thus enabling us to produce anhydrous ethanol demanded domestically and in export markets. Cogeneration efficiency ratio during 3Q22 stood at 62.2 KWh/ton, 2.4% lower year-over-

year, driven by the lower exported volume. Year-to-date exported energy amounted to 439 thousand MWh, 23.2% lower year-over-year, fully explained by the reduction in crushing volume.

As of September 30, 2022, our sugarcane plantation consisted of 189,889 hectares, 3.0% higher compared to the same period of last year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 3Q22, we planted a total of 8,158 hectares of sugarcane. Of this total planted area, 16% or 1,330 hectares were expansion areas planted to supply our growing crushing capacity and 84% or 6,828 hectares were areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Sugar, Ethanol & Energy Segment - Financial Performance

SUGAR, ETHANOL & ENERGY - HIGHLIGHTS
$ thousands	3Q22	3Q21	Chg %	9M22	9M21	Chg %
Net Sales (1)(2)	162,944	148,853	9.5%	405,737	378,123	7.3%
Margin on Manufacturing and Agricultural Act. Before Opex	76,327	101,315	(24.7)%	205,180	218,791	(6.2)%
Adjusted EBITDA	111,002	138,088	(19.6)%	272,638	269,828	1.0%
Adjusted EBITDA Margin (3)	68.1%	92.8%	(26.6)%	67.2%	71.4%	(5.8)%
Adjusted EBIT	60,275	81,552	(26.1)%	157,687	148,911	5.9%
EBITDA per ton crushed ($/Tn)	29.6	33.5	(11.6)%	37.2	27.9	33.6%
EBIT per ton crushed ($/Tn)	16.1	19.8	(18.8)%	21.5	15.4	40.0%
(1) Net Sales are calculated as Gross Sales net of sales taxes.
Please see “Reconciliation of Non-IFRS measures” starting on page 31 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss.
(2) Net Sales in 9M22 include $10.5 million and in 9M21 $9.2 million corresponding to the sale of 18.9 thousand and 23.3 thousand tons of soybean, respectively, planted as cover crop during the implementation of the agricultural technique known as meiosis. Meiosis is based on planting 2 lines called “mother lines” for every 8 lines left unplanted. Once the sugarcane in the mother lines grow and the cut is made, it is used as muda for the remaining 8 lines. As 20% of the sugarcane is planted first, it is 1 year older than the 80% balance, allowing for cover crops to be planted in the meantime. Planting harvestable cover crops results in lower sugarcane production costs, greater planting efficiency and the potential to monetize additional sales.
Net sales amounted to $162.9 million during 3Q22, 9.5% higher year-over-year. This increase was driven by higher selling volumes and higher average selling prices of sugar and anhydrous ethanol (measured both in BRL as well as in U.S. dollars). Despite the changing price environment observed during the quarter, especially regarding hydrous ethanol, we were able to benefit from this scenario as we adapted our production mix and commercial strategy to favor the products offering a premium.
On a year-to-date basis, net sales reached $405.7 million, 7.3% higher year-over-year. This was mostly explained by the higher average selling prices of sugar and ethanol (both hydrous and anhydrous). Despite the late start of harvesting activities and thus the lower production, we were able to benefit from the constructive price scenario during the first semester, in particular to capture the hike in ethanol prices both domestically and in export markets, due to our commercial strategy to carry-over stock from 2021. Indeed, we cleared out our ethanol storage tanks at the peak of prices (monthly record sale of 125 thousand m3 during April, at an average price of 26.4 cts/lb sugar equivalent).
Adjusted EBITDA during 3Q22 amounted to $111.0 million, 19.6% or $27.1 million lower year-over-year. Despite the $9.4 million increase in sales, the decrease was driven by (i) a $13.5 million year-over-year loss in the mark-to-market of our sugarcane fully explained by the impact of lower volume and higher agricultural costs on our harvested cane; and by (ii) an increase in costs mostly explained by fuels, lubricants, salaries, in addition to the reduction in volume. Results were partially offset by a $3.5 million gain in the mark-to-market of our commodity hedge position due to a decrease in prices.
On a year-to-date basis, Adjusted EBITDA amounted to $272.6 million, $2.8 million higher year-over-year. This was explained by (i) higher net sales; (ii) year-over-year gains in the mark-to-market of our sugarcane and of our commodity hedge position; and (iii) lower selling expenses. Results were partially offset by the aforementioned increase in costs. EBITDA per ton crushed amounted to 37.2 $/Tn in 9M22, marking a 33.6% increase year-over-year while EBIT per ton crushed increased by 40.0% year-over-year.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

SUGAR, ETHANOL & ENERGY - NET SALES BREAKDOWN (1)
	$ thousands				Units			($/unit)
	3Q22	3Q21	Chg %	3Q22	3Q21	Chg %	3Q22	3Q21	Chg %
Sugar (tons)	67,273	46,625	44.3%	161,205	122,912	31.2%	417	379	10.0%
Ethanol (cubic meters)	83,464	83,424	—%	127,263	133,078	(4.4)%	656	627	4.6%
Hydrous Ethanol (cubic meters)	7,130	33,057	(78.4)%	12,330	56,648	(78.2)%	578	584	(0.9)%
Anhydrous Ethanol (cubic meters)	76,334	50,367	51.6%	114,933	76,430	50.4%	664	659	0.8%
Energy (Mwh) (2)	11,036	18,805	(41.3)%	251,518	319,048	(21.2)%	44	59	(25.6)%
CBios (4)	1,171	1,979	(40.8)%	70,083	255,861	(72.6)%	17	8	116.0%
TOTAL (3)	162,944	148,853	9.5%
	$ thousands				Units			($/unit)
	9M22	9M21	Chg %	9M22	9M21	Chg %	9M22	9M21	Chg %
Sugar (tons)	95,311	143,347	(33.5)%	224,198	383,333	(41.5)%	425	374	13.7%
Ethanol (cubic meters)	269,344	191,704	40.5%	385,191	354,249	8.7%	699	541	29.2%
Hydrous Ethanol (cubic meters)	88,006	87,615	0.4%	129,035	175,085	(26.3)%	682	500	36.3%
Anhydrous Ethanol (cubic meters)	181,338	104,089	74.2%	256,156	179,164	43.0%	708	581	21.9%
Energy (Mwh) (2)	22,288	33,697	(33.9)%	520,459	715,394	(27.2)%	43	47	(9.1)%
CBios (4)	8,264	2,464	235.4%	456,863	367,957	24.2%	18	7	170.2%
TOTAL (3)	395,207	368,748	7.2%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.
(2) Includes commercialization of energy from third parties.
(3) Total Net Sales does not include the results generated from the sale of soybean planted as cover crop during the implementation of meiosis.
(4) During 2021 Cbios were booked under the Other Operating Income line. For presentation and comparison purposes we are including 3Q21's & 9M21's figures in the sales line although they are not included in the actual calculation of sales during that year.

During 3Q22 hydrous ethanol prices in Brazil experienced downward pressure caused by (i) regulatory changes in the tax scheme of fuels, which increased the relative attractiveness of gasoline over hydrous ethanol at the pump; and by (ii) a reduction in international oil prices, which correlate with ethanol. Anhydrous ethanol in the domestic market also experienced a decrease in prices, although demand remained stronger due to the 27% mandatory blend with gasoline. However, the export market, in particular Europe, remained an attractive outlet for players with the necessary certifications and the ability to meet product specification. Sugar, in turn, continued to trade at stable levels throughout the quarter even though Brazilian mills switched to maximize production of this product. This was so because Brazil was the only origin at the time with available sugar to meet global demand.

In this line, in hand with the switch in our production mix, our commercial strategy during the quarter focused on the commercialization of sugar and the export of anhydrous ethanol, while we built inventory of hydrous ethanol. This inventory can either be sold at higher expected prices at a later stage or be converted into anhydrous ethanol.

Sugar sales reached $67.3 million during 3Q22, marking a year-over-year increase of 44.3%. This was driven by a 31.2% increase in selling volumes coupled with a 10.0% increase in average prices which reached 18.9 ct/lb. Year-to-date sugar sales amounted to $95.3 million, 33.5% lower compared to 9M21, driven by a 41.5% decrease in volume, in line with the lower production, partially offset by a 13.7% increase in average selling prices.

Ethanol sales during 3Q22 amounted to $83.5 million, flat year-over-year. However, the mix between hydrous and anhydrous ethanol, and domestic and export market, varied compared to 3Q21. Hydrous ethanol sales presented a 78.4% year-over-year reduction, fully explained by lower selling volumes as we reduced our production mix and built inventories until prices recover. Anhydrous ethanol sales presented a 51.6% year-over-year increase, driven by higher volumes. Although average selling price was flat year-over-year, it reflects a mix of higher exports which fully offset lower domestic prices. Indeed, to profit from higher prices abroad, during the quarter we exported 61.6 thousand m3 at an average price of 20.9 cts/lb (771 $/m3). This represents a competitive advantage as we are one of the few players in Brazil certified to export ethanol and who can reach the level of purity required in Europe.

Year-to-date, ethanol sales amounted to $269.3 million, 40.5% higher compared to 9M21 driven by a 29.2% increase in average selling prices coupled with a 8.7% increase in selling volume. Exports amounted to 82.1 thousand m3 at an average price of 20.8 cts/lb (768 $/m3), and we have an additional 50 thousand m3 to be sold until year-end.

Due to the efficiency and sustainability in our operations, ranked among the highest in the industry, we have the right to issue carbon credits (CBio) every time we sell ethanol. We do not speculate on CBio's prices but rather sell our credits as we generate them. During 3Q22 we sold 72.6% less CBios than in 3Q21, in line with the reduction in hydrous ethanol selling volume. Average prices, however, more than doubled reaching 81 BRL/CBio (17 $/CBio), resulting in $1.2 million worth of carbon credits.

Year-to-date we sold 457 thousand CBios, amounting to $8.3 million, 3.3x higher year-over-year. CBio prices were volatile throughout the year, impacted by regulatory changes in the underlying product. Prices reached peaks as high as 200 BRL/CBio (40 $/CBio), which we were able to capture.

In the case of energy, net sales amounted to $11.0 million during 3Q22 and $22.3 million during 9M22, marking a year-over-year reduction of 41.3% and 33.9%, respectively. This was explained by lower average selling prices coupled with a decrease in selling volumes as a consequence of lower crushing and of our commercial decision to use our bagasse to dehydrate ethanol.

As shown in the table below, total production costs excluding depreciation and amortization reached 7.7 cents per pound during 3Q22 and 8.4 cents per pound year-to-date. This marked a year-over-year increase of 26.5% and 55.2%, respectively. In both cases, the increase was driven by a lower dilution of fixed costs due to lower crushing volume coupled with higher costs of inputs, diesel and salaries, among others. During 3Q22 the year-over-year reduction in crushing volume reached 0.4 million tons while year-to-date it amounted to 2.4 million tons. The latter was mostly explained by the first quarter dynamics as it captures the late start of crushing activities in 2022, enhanced by weaker agricultural productivity indicators. It is worth highlighting that we were able to partially mitigate the increase in fertilizer cost as we used concentrated vinasse and filter cake to replace 100% of our potash fertilizer requirements and 48% of total fertilizer needs.

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
QUARTER	3Q22	3Q21	Chg %	3Q22	3Q21	Chg %
Industrial costs	36,254	36,858	(1.6)%	3.2	3.2	1.6%
Industrial costs	26,146	25,108	4.1%	2.3	2.2	7.6%
Cane from 3rd parties	10,108	11,750	(14.0)%	0.9	1.0	(11.1)%
Agricultural costs	100,391	89,874	11.7%	9.0	7.8	15.4%
Harvest costs	40,469	37,357	8.3%	3.6	3.2	11.9%
Cane depreciation	24,124	25,601	(5.8)%	2.2	2.2	(2.6)%
Agricultural Partnership Costs	17,267	11,612	48.7%	1.5	1.0	53.6%
Maintenance costs	18,531	15,303	21.1%	1.7	1.3	25.1%
Total Production Costs	136,645	126,732	7.8%	12.2	11.0	11.4%
Depreciation & Amortization PP&E	(50,728)	(56,537)	(10.3)%	(4.5)	(4.9)	(7.3)%
Total Production Costs (excl D&A)	85,917	70,195	22.4%	7.7	6.1	26.5%

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
YEAR TO DATE	9M22	9M21	Chg %	9M22	9M21	Chg %
Industrial costs	69,435	65,557	5.9%	3.5	2.5	39.7%
Industrial costs	57,197	50,138	14.1%	2.9	1.9	50.5%
Cane from 3rd parties	12,238	15,419	(20.6)%	0.6	0.6	4.7%
Agricultural costs	213,284	197,999	7.7%	10.7	7.5	42.1%
Harvest costs	81,745	77,750	5.1%	4.1	3.0	38.7%
Cane depreciation	48,368	52,740	(8.3)%	2.4	2.0	21.0%
Agricultural Partnership Costs	37,660	27,203	38.4%	1.9	1.0	82.6%
Maintenance costs	45,511	40,306	12.9%	2.3	1.5	49.0%
Total Production Costs	282,719	263,556	7.3%	14.2	10.0	41.5%
Depreciation & Amortization PP&E	(114,951)	(120,917)	(4.9)%	(5.8)	(4.6)	25.4%
Total Production Costs (excl D&A)	167,768	142,639	17.6%	8.4	5.4	55.2%

SUGAR, ETHANOL & ENERGY - CHANGES IN FAIR VALUE
$ thousands	3Q22	3Q21	Chg %	9M22	9M21	Chg %
Sugarcane Valuation Model current period	91,145	38,226	138.4%	91,145	38,226	138.4%
Sugarcane Valuation Model previous period	96,683	52,577	83.9%	64,364	71,506	(10.0)%
Total Changes in Fair Value	(5,538)	(14,353)	(61.4)%	26,781	(33,282)	n.a

Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) presented a year-over-year gain of $8.8 million during 3Q22 and of $60.1 million during 9M22. In both cases this was mostly explained by (i) higher expected yields and TRS content, favored by a recovery of our sugarcane plantation following the impact of adverse weather during 2021; coupled with (ii) higher expected prices.

Farming - Operational Performance
2021/22 Harvest Year

FARMING PRODUCTION DATA
Planting & Production	Planted Area (hectares)			2021/22 Harvested Area			Yields (Tons per hectare)
	2021/22	2020/21	Chg %	Hectares	% Harvested	Production	2021/22	2020/21	Chg %
Soybean	43,515	36,975	17.7%	43,515	100.0%	128,621	3.0	2.8	5.6%
Soybean 2nd Crop	27,559	31,340	(12.1)%	27,559	100.0%	49,342	1.8	2.2	(19.2)%
Corn (1)	48,344	46,904	3.1%	48,344	100.0%	297,419	6.2	5.9	4.3%
Corn 2nd Crop	9,192	9,663	(4.9)%	9,192	100.0%	45,202	4.9	5.2	(6.0)%
Wheat (2)	46,509	44,392	4.8%	46,509	100.0%	137,953	3.0	2.8	7.3%
Sunflower	23,092	16,164	42.9%	23,092	100.0%	39,054	1.7	1.8	(3.9)%
Cotton	7,427	3,519	111.1%	7,427	100.0%	4,262	0.6	0.5	14.0%
Peanut	22,102	26,123	(15.4)%	22,102	100.0%	62,433	2.8	3.0	(5.3)%
Other (3)	3,246	2,747	18.2%	3,246	100.0%	5,238	1.6	0.9	88.3%
Total Crops	230,986	217,828	6.0%	230,986	100.0%	769,524
Rice (4)	60,857	44,282	37.4%	60,857	100.0%	416,735	6.8	7.8	(12.5)%
Total Farming	291,843	262,110	11.3%	291,843	100.0%	1,186,259
Owned Croppable Area	112,361	111,009	1.2%
Leased Area	142,732	109,178	30.7%
Second Crop Area	36,750	41,924	(12.3)%
Total Farming Area	291,843	262,110	11.3%
	Milking Cows (Average Heads)			Milk Production (MM liters)			Productivity (Liters per cow per day)
Dairy	3Q22	3Q21	Chg %	3Q22	3Q21	Chg %	3Q22	3Q21	Chg %
Milk Production	14,437	13,346	8.2%	47.4	45.3	4.7%	35.7	36.9	(3.2)%

(1) Includes sorghum.
(2) Includes barley and peas.
(3) Includes chia, sesame, potatoes and beans.
(4) 21/22 campaign includes rice planted and harvested related to our recent acquisition of Viterra’s rice operations.

As of end of October 2022, we harvested 291,843 hectares with an uneven performance of yields, and produced almost 1.2 million tons of grains, successfully completing 2021/22 harvest season. We are currently engaged in planting activities for our 2022/23 harvest season. We expect to plant 279,198 hectares, 1.3% lower than the previous campaign fully driven by a reduction in second crop area due to the impact of below average rains. As of the date of this report, we have concluded planting activities for our winter crops, representing a total of 36,063 hectares, and we expect to conduct planting activities for our summer crops until end of January.

2022/23 Planting Plan

Planting Plan
Planting & Production	Planting Plan (hectares)			2022/23 Planting Progress
	2022/2023	2021/2022	Chg %	Hectares	% Planted
Soybean	44,044	43,589	1.0%	60	0.1%
Soybean 2nd Crop	35,104	32,622	7.6%	—	—%
Corn (1)	43,526	49,406	(11.9)%	7,375	16.9%
Corn 2nd Crop	1,752	9,258	(81.1)%	—	—%
Wheat (2)	36,063	46,345	(22.2)%	36,063	100.0%
Sunflower	18,516	21,442	(13.6)%	10,528	56.9%
Cotton	18,366	7,281	152.2%	—	—%
Peanut	21,472	22,196	(3.3)%	9,820	45.7%
Other (3)	1,639	1,623	1.0%	90	5.5%
Total Crops	220,482	233,761	(5.7)%	63,935	29.0%
Rice	58,716	49,119	19.5%	53,504	91.1%
Total Farming	279,198	282,880	(1.3)%	117,439	42.1%
Owned Croppable Area	106,135	107,499	(1.3)%
Leased Area	136,207	127,426	6.9%
Second Crop Area	36,856	47,956	(23.1)%
Total Farming Area	279,198	282,880	(1.3)%
(1) Includes sorghum.
(2) Includes barley and peas.
(3) Includes chia, sesame, potatoes and beans.

Farming & Land Transformation Financial Performance

FARMING & LAND TRANSFORMATION BUSINESS - FINANCIAL HIGHLIGHTS
$ thousands	3Q22	3Q21	Chg %	9M22	9M21	Chg %
Gross Sales
Farming	215,195	159,580	34.9%	545,505	379,560	43.7%
Total Sales	215,195	159,580	34.9%	545,505	379,560	43.7%
Adjusted EBITDA (1)
Farming	16,892	23,902	(29.3)%	69,278	107,768	(35.7)%
Land Transformation	163	861	(81.1)%	3,345	5,592	(40.2)%
Total Adjusted EBITDA (1)	17,055	24,763	(31.1)%	72,623	113,360	(35.9)%
Adjusted EBIT (1)
Farming	9,454	18,184	(48.0)%	48,369	91,649	(47.2)%
Land Transformation	163	861	(81.1)%	3,345	5,592	(40.2)%
Total Adjusted EBIT (1)	9,617	19,045	(49.5)%	51,714	97,241	(46.8)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 31 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Adjusted EBITDA in the Farming and Land Transformation business amounted to $17.1 million in 3Q22, marking a 31.1% or $7.7 million reduction compared to the same period of last year. The decline is fully explained by a lower contribution from our Crops and Rice businesses into overall results. Higher costs driven by a global inflationary environment were the main reason towards the decrease, as well as an uneven performance in yields. Thus, this lower Adjusted EBITDA generation fully offset a $2.1 million gain reported by our Dairy business on a solid execution throughout the quarter. On the other hand, Adjusted EBITDA from our Land Transformation reported a $0.7 million decrease year-over-year due to FX effects on our account receivable (reduction in the nominal depreciation of the Brazilian currency) coupled with a reduction in the number of installments to be collected.

On a year-to-date basis, Adjusted EBITDA was $72.6 million, 35.9% lower than the previous year. Despite a 22.1% year-over-year increase reported in our Dairy business, lower Adjusted EBITDA generation was driven by our Rice and Crops businesses. Results were mainly impacted by higher costs, a mixed performance of yields and lower rice prices.

For a more detailed explanation, please refer to the performance description of each business line starting next page.

Crops Segment

CROPS
Highlights	metric	3Q22	3Q21	Chg %	9M22	9M21	Chg %
Gross Sales	$ thousands	89,361	76,145	17.4%	220,993	162,973	35.6%
	tons	223,721	232,499	(3.8)%	545,393	481,263	13.3%
	$ per ton	399	328	22.0%	405	339	19.7%
Adjusted EBITDA	$ thousands	5,818	13,696	(57.5)%	30,256	47,872	(36.8)%
Adjusted EBIT	$ thousands	3,789	12,065	(68.6)%	24,487	43,277	(43.4)%
Planted Area	hectares	230,986	217,828	6.0%	230,986	217,828	6.0%

In 3Q22, gross sales amounted to $89.4 million, 17.4% or $13.2 million higher compared to 3Q21. Results were mainly driven by a 22.0% increase in average selling prices, which fully offset the 3.8% decrease in selling volumes. All of our main crops experienced a significant increase in average prices compared to the same period of last year, out of which soybean and wheat reported the largest increase (35.1% and 49.4%, respectively). In the case of soybean, in a bid to promote exports, the Argentine government announced a preferential exchange rate for soybean farmers to convert their earnings to local currency at $200 ARS/USD, rather than at the official exchange rate of $140 ARS/USD. To profit from this measure, valid only during the month of September, we sold most of our inventories, thus increasing our selling volumes by 72.7% versus 3Q21. Moreover, it is important to highlight that commodity prices have been trading at higher levels compared to the previous year due to (i) the ongoing conflict in Europe which generates uncertainty regarding global food supply; coupled with (ii) a strong likelihood of a third-year-in-a-row of "La Niña" in South America.
Adjusted EBITDA amounted to $5.8 million in 3Q22, marking a 57.5% reduction compared to the same period of last year. As we have previously reported, results were mainly impacted by higher costs in U.S. dollar terms driven by a global inflationary environment pressuring margins. Consequently, we experienced an increase in agricultural input costs, such as fertilizers and diesel, coupled with higher logistics costs. Moreover, we reported a $4.7 million year-over-year loss in the mark-to-market of our biological assets mostly due to a faster harvesting pace of corn which resulted in less volume to be recognized during this quarter compared to last year. In addition, we registered a $2.4 million year-over-year loss in the mark-to-market of our forward contracts, mostly related to corn.

On a year-to-date basis, gross sales were $221.0 million, 35.6% higher compared to 9M21, driven by a 13.3% year-over-year increase in average selling volumes, coupled with a 19.7% increase in average selling prices. Adjusted EBITDA for the first nine months of the year was $30.3 million, marking a 36.8% or $17.6 million reduction compared to the previous year. Lower Adjusted EBITDA generation for the period was mostly explained by (i) higher costs in U.S. dollar terms driven by global inflation; (ii) an uneven performance in yields compared to the previous campaign; and (iii) a $14.1 million loss in the mark-to-market of our forward contracts.

CROPS - GROSS SALES BREAKDOWN
	Amount ($ '000)			Volume			$ per unit
Crop	3Q22	3Q21	Chg %	3Q22	3Q21	Chg %	3Q22	3Q21	Chg %
Soybean	26,256	15,202	72.7%	57,058	44,628	27.9%	460	341	35.1%
Corn (1)	29,178	29,022	0.5%	131,965	139,223	(5.2)%	221	208	6.1%
Wheat (2)	4,299	5,693	(24.5)%	13,095	25,903	(49.4)%	328	220	49.4%
Sunflower	7,433	5,137	44.7%	10,475	6,403	63.6%	710	802	(11.6)%
Cotton Lint	3,666	—	n.m.	2,483	—	n.m.	1,476	—	n.m.
Peanut	15,282	19,304	(20.8)%	10,512	15,619	(32.7)%	1,454	1,236	17.6%
Others	3,247	1,787	81.7%	(1,867)	723	(358.1)%
Total	89,361	76,145	17.4%	223,721	232,499	(3.8)%
(1) Includes sorghum. (2) Includes barley.

CROPS - GROSS SALES BREAKDOWN
	Amount ($ '000)			Volume			$ per unit
Crop	9M22	9M21	Chg %	9M22	9M21	Chg %	9M22	9M21	Chg %
Soybean	66,123	45,378	45.7%	154,683	135,328	14.3%	427	335	27.5%
Corn (1)	60,627	47,621	27.3%	255,664	230,855	10.7%	237	206	15.0%
Wheat (2)	18,151	13,035	39.2%	64,967	61,893	5.0%	279	211	32.7%
Sunflower	18,869	12,836	47.0%	23,902	18,123	31.9%	789	708	11.5%
Cotton Lint	4,868	—	n.m.	3,621	—	n.m.	1,344	—	n.m.
Peanut	44,499	39,701	12.1%	37,306	32,284	15.6%	1,193	1,230	(3.0)%
Others	7,856	4,402	78.5%	5,249	2,780	88.8%
Total	220,993	162,973	35.6%	545,393	481,263	13.3%
(1) Includes sorghum. (2) Includes barley.

The table below shows the gains and losses from crop production generated during the first nine months of 2022. A total of 196,807 hectares were harvested in the 2021/22 crop season while for the 2022/23 crop season 40,579 hectares have been planted. As of September 30, 2022, total Changes in Fair Value, which reflect the margin of both the crops that have already been harvested and the expected margin of those that are still on the ground with significant biological growth, was $64.9 million, compared to $52.8 million generated during the same period of last year. The main driver for the increase in margins was the increase in commodity prices, especially soybean and corn, partially offset by higher costs due to a global inflationary environment which led to an increase in agricultural input costs.

CROPS - CHANGES IN FAIR VALUE BREAKDOWN - AS OF SEPTEMBER 30, 2022 (1)
9M22	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Peanut	Total
2021/22 Harvest Year
Total Harvested Area	Hectares	48,605	27,221	30,424	622	44,160	23,092	2,743	19,941	196,807
Area harvested in previous periods	Hectares	—	—	—	—	44,160	—	—	—	44,160
Area harvested in current period	Hectares	48,605	27,221	30,424	622	—	23,092	2,743	19,941	152,647
Changes in Fair Value 9M22 from harvested area 2021/22	$ thousands	19,457	9,412	29,490	630	—	1,405	2,780	2,992	66,166
2022/23 Harvest Year
Total Planted area	Hectares	1,057	—	4,409	—	35,114	—	—	—	40,579
Area planted in initial growth stages	Hectares	1,057	—	4,409	—	21,554	—	—	—	27,020
Area planted with significant biological growth	Hectares	—	—	—	—	13,559	—	—	—	13,559
Changes in Fair Value 9M22 from planted area 2022/23	$ thousands	—	—	—	—	(1,218)	—	—	—	(1,218)
Total Changes in Fair Value in 9M22	$ thousands	19,457	9,412	29,490	630	(1,218)	1,405	2,780	2,992	64,948
(1) Planted and harvested area figures as of September 30th, 2022. Soybean includes other crops such as beans, sesame, chia and sorghum.

Rice Segment

RICE
Highlights	metric	3Q22	3Q21	Chg %	9M22	9M21	Chg %
Gross Sales	$ thousands	59,018	31,687	86.3%	138,974	90,501	53.6%
Sales of white rice	thousand tons	63	48	30.5%	181	143	26.5%
	$ per ton	533	540	(1.3)%	498	537	(7.2)%
	$ thousands	33,405	25,931	28.8%	90,013	76,696	17.4%
Sales of By-products	$ thousands	25,613	5,756	n.m	48,961	13,805	254.7%
Adjusted EBITDA	$ thousands	2,144	2,797	(23.3)%	15,253	40,732	(62.6)%
Adjusted EBIT	$ thousands	(570)	762	(174.8)%	7,783	34,936	(77.7)%
Area under production (2)	hectares	60,857	44,282	37.4%	60,857	44,282	37.4%
Rice Mills
Total Processed Rough Rice(1)	thousand tons	60	49	20.4%	193	160	20.6%
Ending stock - White Rice	thousand tons	50	48	5.9%	50	48	5.9%
(1) Expressed in white rice equivalent.
(2) Includes rice planted and harvested related to our recent acquisition of Viterra’s rice operations.

Gross sales during 3Q22 amounted to $59.0 million, 86.3% higher compared to the same period of last year, while during 9M22 sales reached $139.0 million, marking a 53.6% year-over-year increase. Higher sales in both periods was explained by an increase in selling volumes (30.5% and 26.5%, respectively), which fully offset the year-over-year decrease in average selling prices. Volume sold during the quarter, as well as in 2Q22, include inventory related to our recent acquisition of Viterra’s rice operations (closed in May 2022). It is worth highlighting that despite the year-over-year decrease in average selling prices, these have significantly increased from the levels reported in 1Q22 and 2Q22 ($479/ton and $480/ton, respectively), as we anticipated. The increase was driven by a strong demand for the product in addition to adverse weather conditions in key producing countries, such as India and China. We expect this trend to continue in the short to mid term.

Adjusted EBITDA was $2.1 million in 3Q22 and $15.3 million in 9M22, marking a 23.3% and 62.6% year-over-year reduction, respectively. As we have previously reported, results were mainly impacted by lower yields caused by the impact of "La Niña" in some of our farms, and by a 9% decline in prices at the moment of harvest. This resulted in a year-over-year loss in the mark-to-market of our biological asset and in the net realizable value of our agricultural produce after harvest of $21.4 million in 9M22. EBITDA generation was also negatively impacted by higher costs in U.S. dollar terms driven by a global inflationary environment. This generated an increase in agricultural input costs, along with higher logistics costs which pressured margins.

Dairy Segment

DAIRY
Highlights	metric	3Q22	3Q21	Chg %	9M22	9M21	Chg %
Gross Sales	$ thousands (1)	64,657	51,150	26.4%	181,504	124,635	45.6%
	million liters (2) (3)	109.5	105.3	4.1%	305.9	280.1	9.2%
Adjusted EBITDA	$ thousands	9,394	7,248	29.6%	23,599	19,324	22.1%
Adjusted EBIT	$ thousands	6,759	5,227	29.3%	16,105	13,691	17.6%
Dairy - Farm
Milking Cows	average heads	14,437	13,346	8.2%	14,418	12,724	13.3%
Cow Productivity	liter/cow/day	35.7	36.9	(3.2)%	35.0	36.4	(3.7)%
Total Milk Produced	million liters	47.4	45.3	4.7%	137.9	126.4	9.1%
Dairy - Industry
Total Milk Processed	million liters	92.2	98.1	(6.0)%	268.3	254.4	5.5%
(1) Includes sales of raw milk, processed dairy products, electricity and culled cows.
(2) Includes sales of raw milk, fluid milk, powder milk and cheese, among others.
(3) The difference between volume processed and volume sold is explained by the sale of raw milk to third parties.
In 3Q22, milk production at the farm level was 47.4 million liters, 4.7% higher compared to the same period of last year. This was mainly explained by an 8.2% increase in our dairy cow herd, marking an average of 14,437 milking cows during the quarter. Cow productivity continued at high levels standing at 35.7 liters per cow per day, despite presenting a slight decrease versus 3Q21. On a year-to-date basis, total milk production was 137.9 million liters, 9.1% or 11.5 million liters higher than in 9M21, totally attributable to a 13.3% increase in our milking cows, which fully offset the 3.7% reduction in productivity.
At the industry level, we processed 92.2 millions liters of raw milk during 3Q22, marking a 6.0% decrease compared to the same period of last year. Out of this volume, approximately 35% came from our dairy farm operations whereas the balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services. Year-to-date, total processed milk amounted to 268.3 million liters, 5.5% higher than the previous year. We continue working on product developments to cater both to the domestic and export market.
Adjusted EBITDA amounted to $9.4 million during 3Q22 and $23.6 million during 9M22, marking a 29.6% and 22.1% year-over-year increase, respectively. In both cases, results were driven by (i) an increase in gross sales, on account of higher volume sold and higher average selling prices; (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain; and (iii) our flexibility to divert milk to the production of a variety of dairy products, as well as to shift sales across markets. Results were partially offset by higher costs in U.S. dollar terms driven by a global inflationary environment. The main cost contributors were (i) higher cost of feed (corn silage and soy pellets) and (ii) higher costs related to health and reproduction.
Adjusted EBIT amounted to $6.8 million and $16.1 million during 3Q22 and 9M22, respectively. However, once interest expense and the foreign exchange loss related to the financial debt are taken into account, the year-to-date result of the business decreases to negative $40.6 million.

All Other Segments

ALL OTHER SEGMENTS
Highlights	metric	3Q22	3Q21	Chg %	9M22	9M21	Chg %
Gross Sales	$ thousands	2,159	598	261.0%	4,034	1,451	178.0%
Adjusted EBITDA	$ thousands	(464)	161	(388.2)%	170	(160)	(206.3)%
Adjusted EBIT	$ thousands	(524)	130	(503.1)%	(6)	(255)	(97.6)%
All Other Segments primarily encompass our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities. Adjusted EBITDA for All Other Segments during 3Q22 was negative $464 thousand versus positive $161 thousand reported in 3Q21. Year-to-date, Adjusted EBITDA amounted to $170 thousand, compared to an accumulated loss of $160 thousand during the same period of last year.

Land transformation business

LAND TRANSFORMATION
Highlights	metric	3Q22	3Q21	Chg %	9M22	9M21	Chg %
Adjusted EBITDA	$ thousands	163	861	(81.1)%	3,345	5,592	(40.2)%
Adjusted EBIT	$ thousands	163	861	(81.1)%	3,345	5,592	(40.2)%
Land sold	Hectares	—	—	n.a	—	—	n.a
Although no farm sales were conducted during 9M22 nor during 9M21, Adjusted EBITDA for our Land Transformation business amounted to $3.3 million and $5.6 million, respectively. This is so as it reflects a gain in the mark-to-market of an account receivable corresponding to the latest sale of farms in Brazil, which tracks the evolution of soybean prices. The 40.2% year-over-year reduction in Adjusted EBITDA is mostly explained by the impact of the appreciation of the Brazilian currency (3.1% in 9M22 compared to a depreciation of 4.7% in 9M21).
Adjusted EBITDA in 3Q22 presented a year-over-year reduction of $0.7 million, explained by a reduction in the number of installments to be received, coupled with a reduction in the nominal depreciation of the Brazilian real (3.2% in 3Q22 compared to 8.7% in 3Q21).
From an accounting perspective, these figures are captured in Other Operating Income line of the Land Transformation segment.

Corporate Expenses

CORPORATE EXPENSES
$ thousands	3Q22	3Q21	Chg %	9M22	9M21	Chg %
Corporate Expenses	(5,807)	(5,856)	(0.8)%	(18,192)	(15,609)	16.5%
Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as the remuneration of executive officers and headquarters staff, certain professional fees, office lease expenses, among others. As shown in the table above, corporate expenses for the first nine months of the year were $18.2 million, 16.5% higher than in 9M21 mainly explained by an increase in costs impacted by an inflation in U.S. dollar terms.

Other Operating Income

OTHER OPERATING INCOME
$ thousands	3Q22	3Q21	Chg %	9M22	9M21	Chg %
Gain / (Loss) from commodity derivative financial instruments	393	(1,375)	n.a	(2,352)	(14,585)	(83.9)%
(Loss) from forward contracts	(168)	—	n.a.	1,851	—	n.a.
Gain from disposal of other property items	1,890	2,429	(22.2)%	3,005	2,345	28.1%
Net Gain from FV Adjustment in Investment Property	(1,202)	864	(239.1)%	(4,843)	(2,014)	140.5%
Other	1,059	(1,345)	n.a	5,334	2,850	87.2%
Total	1,972	573	244.2%	2,995	(11,404)	n.a
Other Operating Income amounted to $3.0 million in 9M22, marking a year-over-year gain of $14.4 million. This was mostly explained by 9M21's results, namely the loss generated in the mark-to-market of our commodity hedge position as a consequence of an increase in commodity prices. In 3Q22, the $1.4 million year-over-year gain is explained by the same driver.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.

The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

COMMODITY HEDGE POSITION - As of September 30,2022
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB	Results Booked in FY2022
	Volume	USD/Ton	USD/Bu	$ thousand
2021/2022 Harvest season
Soybeans	159,108	417.0	1,487.5	(3,262.0)
Corn	252,811	228.0	595.2	649.7
2022/2023 Harvest season
Soybeans	30,900	346.3	1,337.8	469.0
Corn	17,600	236.4	622.5	(74.8)
	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB	Results Booked in FY2022
	Volume	USD/Unit	Cents/Lb	$ thousand
2022/2023 Harvest season
Sugar (tons)	404,570	428.6	19.4	(354.9)
Ethanol (m3)	—	—	—	—
Energy (MW/h) (1)	575,786	52.8	n.a	—
2023/2024 Harvest season
Sugar (tons)	60,960	399.3	18.1	875.8
Ethanol (m3)	—	—	—	—
Energy (MW/h) (1)	513,060	53.4	n.a	—

(1) Energy prices 2022 and 2023 were converted to USD at an exchange rate of BRL/USD 5.25 and BRL/USD 5.49, respectively.

Financial Results

FINANCIAL RESULTS
$ thousands	3Q22	3Q21	Chg %	9M22	9M21	Chg %
Interest Expenses, net	346	(14,857)	n.a	(28,008)	(43,302)	(35.3)%
Cash Flow Hedge - Transfer from Equity	(9,212)	(17,132)	(46.2)%	(35,575)	(43,707)	(18.6)%
FX Gain / (Losses), net	(12,377)	(10,504)	17.8%	12,642	9,611	31.5%
Gain/loss from derivative financial Instruments	(3,128)	(1,250)	150.2%	(1,192)	642	(285.7)%
Taxes	(1,434)	(3,451)	(58.4)%	(3,632)	(5,553)	(34.6)%
Finance Cost - Right-of-use Assets	(6,251)	(3,408)	83.4%	(22,657)	(13,372)	69.4%
Inflation accounting effects	(2,599)	4,582	(156.7)%	14,677	8,219	78.6%
Other Expenses, net	(1,784)	(993)	79.7%	(5,956)	(7,117)	(16.3)%
Total Financial Results	(36,439)	(47,013)	(22.5)%	(69,701)	(94,579)	(26.3)%
Net financial results totaled a loss of $36.4 million in 3Q22 and of $69.7 million in 9M22. The year-over-year gain of $10.6 million and $24.9 million, respectively, is mostly explained by the effect of foreign exchange and inflation accounting effects.
The lines "Fx Net" and "Cash Flow Hedge - Transfer from Equity" reflect the impact of foreign exchange variations on our dollar-denominated monetary assets and liabilities. In 9M22 it presented a year-over-year gain of $11.2 million mostly explained by a reduction in the nominal depreciation of the Brazilian Real from 4.7% in 9M21 to a nominal appreciation of 3.1% in 9M22. These results are non-cash in nature and do not affect the net worth of the Company in U.S. dollars.

Further contributing to the year-over-year gain in net financial results is the $6.5 million year-over-year gain in inflation accounting effects, which reflects the results derived from the exposure of our net monetary position to inflation in Argentina. Monetary assets generate a loss when exposed to inflation while monetary liabilities generate a gain every time inflation reduces the owed balance, in real terms. During 9M22 we had a negative net monetary position (monetary liabilities were higher than monetary assets), so we registered a $14.7 million gain, 78.6% higher compared to 9M21. The increase was primarily explained by a 66.1% inflation rate in 9M22, compared to 37.0% in 9M21. The same driver explains the $15.3 million year-over-year gain in the interest expense line.

During 3Q22, results were also mostly explained by (i) inflation accounting effects, as during the quarter our net monetary position was positive and thus, it was impacted by a 22.0% inflation rate compared to 9.3% in 3Q21; and by (ii) a reduction in the nominal depreciation of the Brazilian real from 8.7% in 3Q21 to 3.2% in 3Q22.

Indebtedness

NET DEBT BREAKDOWN
$ thousands	3Q22	2Q22	Chg %	3Q21	Chg %
Farming	349,921	293,158	19.4%	224,787	55.7%
Short term Debt	285,868	229,959	24.3%	177,212	61.3%
Long term Debt	64,053	63,199	1.4%	47,575	34.6%
Sugar, Ethanol & Energy	704,828	725,147	(2.8)%	689,846	2.2%
Short term Debt	26,244	39,457	(33.5)%	24,182	8.5%
Long term Debt	678,584	685,689	(1.0)%	665,664	1.9%
Total Short term Debt	312,112	269,418	15.8%	201,394	55.0%
Total Long term Debt	742,637	748,888	(0.8)%	713,239	4.1%
Gross Debt	1,054,749	1,018,306	3.6%	914,633	15.3%
Cash & Equivalents	159,362	188,351	(15.4)%	189,703	(16.0)%
Short-Term investments	79,365	—	n.a.	—	n.a
Net Debt	816,022	829,955	(1.7)%	724,930	12.6%
EOP Net Debt / Adj. EBITDA LTM	2.1x	1.9x	6.9%	1.6x	32.0%

As of September 30, 2022, Adecoagro's net debt amounted to $816.0 million, $13.9 million or 1.7% lower compared to the previous quarter. The decrease in net debt is fully explained by a $50.4 million increase in our cash position (Cash & Equivalents + Short-term investments), which offset the 3.6% increase in our gross debt. It is worth highlighting that, as we entered into the second semester of the year, we have started collecting income from most of our products sold.

On a year-over-year basis, net debt was 12.6% higher compared to the same period of last year due to a 15.3% increase in our gross debt position. The increase in debt was mainly driven by the financing of $43 million year-over-year increase in our inventories (finished goods + raw materials), coupled with a $81 million increase in our biological assets versus the prior year, explained by our strategy to secure our supply chain as we enter into the 2022/23 harvest season, along with higher costs of inputs. These working capital requirements are being financed by short term borrowings in our Farming division at attractive rates. Thus, short-term debt was 55.0% higher compared to the same period of last year. The As of September 30, 2022, our Liquidity ratio (Cash & Equivalents + Marketable Inventories / Short Term Debt) reached 1.34x, showing the Company's full capacity to repay short term debt with its cash balances.

Our Net Debt ratio (Net Debt / EBITDA) as of 3Q22 was 2.1x, 6.9% higher than the previous quarter and 32.0% up compared to 3Q21 on lower EBITDA generation for the last twelve months period. Nevertheless, we believe that our balance sheet is in a healthy position based not only on the adequate overall debt levels but also on the terms of our indebtedness, most of which is long-run debt.

Capital Expenditures & Investments

CAPITAL EXPENDITURES
$ thousands	3Q22	3Q21	Chg %	9M22	9M21	Chg %
Farming & Land Transformation	8,728	7,986	9.3%	32,016	26,694	19.9%
Expansion	4,650	4,426	5.1%	14,298	16,931	(15.6)%
Maintenance	4,078	3,560	14.5%	17,719	9,763	81.5%
Sugar, Ethanol & Energy	39,939	48,060	(16.9)%	148,110	131,583	12.6%
Maintenance	33,780	33,927	(0.4)%	123,932	97,119	27.6%
Planting	25,055	15,269	64.1%	60,687	36,485	66.3%
Industrial & Agricultural Machinery	8,725	18,658	(53.2)%	63,246	60,634	4.3%
Expansion	6,159	14,133	(56.4)%	24,177	34,464	(29.8)%
Planting	3,907	8,837	(55.8)%	13,592	25,114	(45.9)%
Industrial & Agricultural Machinery	2,251	5,295	(57.5)%	10,585	9,350	13.2%
Total	48,666	56,046	(13.2)%	180,126	158,276	13.8%
Adecoagro's capital expenditures totaled $48.7 million in 3Q22, 13.2% lower compared to the same period of last year, while in 9M22 it amounted to $180.1 million, 13.8% higher year-over-year.

The Sugar, Ethanol and Energy business accounted for 82% or $39.9 million of total capex in 3Q22, marking a 16.9% decrease compared to the same period of last year. Maintenance capex amounted to $33.8 million, flat versus 3Q21 driven by a 53.2% decrease in Industrial & Agricultural Machinery offset by a 64.1% increase in renewal planting. The latter was driven both by higher planted and higher planting costs due to the global inflationary environment. During 3Q21 in light of the frost event, we anticipated the purchase of machinery to accelerate harvesting activities, which partially explains the year-over-year gap. Expansion capex, in turn, was down 56.4% compared to the previous year, reaching $6.2 million. Investments on this front are related to expansion planting, as well as to small projects including increasing our capacity to concentrate vinasse. Year-to-date, capital expenditures amounted to $148.1 million, 12.6% higher compared to the same period of last year. This was mostly driven by the first quarter dynamics, namely the higher capitalization of interharvest costs due to the late start of crushing activities and hence, longer interharvest period.

Farming & Land Transformation businesses accounted for 18%, or $8.7 million of total capex in 3Q22, presenting a year-over-year increase of 9.3% or $0.7 million. This increase was mainly explained by higher maintenance capex driven by the replacement of vehicles and machinery, coupled with an increase in expansion capex related to the construction of our second biodigestor in our Dairy business (generates renewable energy from the processing of cow manure), coupled with the upgrade of our cheese equipment to enhance our product portfolio offering. Year-to-date, capital expenditures were $32.0 million, 19.9% or $5.3 million higher than the same period of last year. The increase was fully due to higher maintenance capex driven by the same dynamics as explained before.

Inventories

END OF PERIOD INVENTORIES
		Volume			thousand $
Product	Metric	3Q22	3Q21	% Chg	3Q22	3Q21	% Chg
Soybean	tons	22,745	43,525	(47.7)%	7,977	14,338	(44.4)%
Corn (1)	tons	67,876	82,970	(18.2)%	13,534	16,035	(15.6)%
Wheat (2)	tons	9,517	20,976	(54.6)%	2,665	4,558	(41.5)%
Sunflower	tons	3,562	4,185	(14.9)%	2,668	2,523	5.8%
Cotton	tons	2,754	1,359	102.6%	4,141	2,569	61.2%
Rice (3)	tons	50,358	47,551	5.9%	15,593	13,273	17.5%
Peanut	tons	12,059	13,798	(12.6)%	11,197	11,911	(6.0)%
Organic Sugar	tons	3,612	7,298	(50.5)%	1,520	2,693	(43.6)%
Sugar	tons	94,637	157,851	(40.0)%	30,081	49,915	(39.7)%
Ethanol	m3	169,295	185,654	(8.8)%	78,548	82,504	(4.8)%
Hydrous Ethanol	m3	134,286	84,181	59.5%	61,539	36,591	68.2%
Anhydrous Ethanol	m3	35,009	101,472	(65.5)%	17,009	45,912	(63.0)%
Fluid Milk	Th Lts	5,291	6,328	(16.4)%	3,559	3,243	9.7%
Powder Milk	tons	976	2,466	(60.4)%	3,806	7,754	(50.9)%
Cheese	tons	135	219	(38.6)%	602	888	(32.2)%
Cbios (4)	units	34,114	40,030	(14.8)%	484	39	1,129.8%
Others	tons	3,914	1,644	138.0%	2,960	751	294.1%
Total		480,844	575,823	(16.5)%	179,335	212,954	(15.8)%
(1) Includes sorghum
(2) Includes barley
(3) Expressed in white rice equivalent
(4) For presentation and comparison purposes we are including 3Q21's figures in the table although they are not included in the actual calculation.

Variations in inventory levels between 3Q22 and 3Q21 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained; (iii) different percentage of area harvested during the period; and (iv) commercial strategy or selling pace for each product.

3Q22 Market Highlights

◦Sugar price traded within a range of 17.4 cts/lb to 19.4 cts/lb during the quarter. On the one hand, sugar has felt headwinds from a stronger dollar, a reduction in oil/gasoline prices and funds unwinding their position. On the other hand, support has come from stronger sugar demand - production in Brazil stands behind last year's and availability from India is limited - resulting in a tightness in the short-term and consequently leading to high cash premium and strong line-ups in Brazil. Prices in U.S. dollars were, on average, 5% lower than in 2Q22 and 3% lower than in 3Q21, according to ICE futures (Sugar #11). In the near term, the export flow from India, combined with Brazil's and Thailand's availability, will be key to determine sugar price in the next five months. Demand is expected to remain strong until next year.

◦Ethanol prices stabilized in July 2022 after experiencing a significant decrease due to regulatory measures approved by the government. These measures resulted in ethanol becoming less attractive than gasoline at the pump, thus forcing a drop in price in order to incentivize demand. During August 2022, given the significant drop in RBOB and consequently Petrobras announcing price cuts on domestic gasoline, ethanol faced another price reduction. In September 2022, ethanol prices found its floor and started to rise supported by (i) a switch in mix towards sugar; (ii) improved demand of ethanol when pump parity dropped below 70%; (iii) no risks of further cuts on gasoline prices; and (iv) rains above average, which reduced the pace of cane crushing. According to ESALQ index, during 3Q22 hydrous and anhydrous prices decreased 21% and 17%, respectively, compared to the previous quarter. On a year-over-year basis, hydrous and anhydrous prices decreased 14% and 11%, respectively. Although tax measures and reductions on gasoline prices in Brazil caused an overall negative effect in the short term, ethanol fundamentals are supported by (i) higher Otto cycle consumption; (ii) higher sugar mix; (iii) higher ethanol exports; (iv) lower ethanol imports; and (v) uncertainty on final crushing volume in Brazil. As reported by UNICA (Brazil's sugarcane association), domestic ethanol sales in 3Q22 were flat compared to same period of 2021, while accumulated exports rose 33% compared to 2021/22's levels.

◦Brazil's carbon credit market under the RenovaBio program presented a considerable decrease in prices in 3Q22, reaching an average of 107.9 BRL/CBio (approximately 20 USD/CBio), but still significantly up from the 24.6 BRL/CBio (5.4 USD/CBio) registered during the same period of last year. During July, August and September 2022, average prices stood at 155.2, 90.5 and 81.9 BRL/CBio, respectively (approximately 29, 17 and 15 USD/CBio).

◦In 3Q22, energy spot prices in the southeast region of Brazil were 89% lower than during the same period of last year. During July, August and September, average energy prices were 66.4 BRL/MWh. In October the PLD (Preço de Liquidação das Diferenças or settlement price for differences) was 55.7 BRL/MWh (10.6 USD/MWh), 78% lower compared to last year. The main reason behind the drop was the level of water at the southeast reservoirs (50%), marking a 32% increase compared to the same period of last year. As of September 30th, 2022, consumption showed a decrease of 4.7% when compared to the same period of last year, according to ONS (Electrical System Operator), while water levels at the reservoirs matched October's figures.

◦During 3Q22, soybean was 6% lower on CBOT compared to 2Q22, while corn was 9% higher. The bearish sentiment in prices was driven by (i) a stable macro scenario despite worldwide inflation, (ii) recession; and (iii) a stronger U.S. dollar. Nevertheless, there are factors supporting commodity prices, such as (i) uncertainty about Ukraine and Russia's agreement on Black Sea impacting corn supply, (ii) a higher likelihood of "La Niña" in 2023, (iii) a tight S&D balance on corn and soybean with high dependency on South American production. Over this period, funds reduced their net long position on soybean and increased their position on corn. Prices at the local market traded 7% lower in the case of soybean and 7% higher on corn, compared to 2Q22. Corn prices were supported by a decrease in early corn production in favor of soybean due to the dryer weather conditions in December, January and February.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations, including our expectations for crushing and other volumes; (ii) the impact of weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including the expansion of our sugarcane cluster in Mato Grosso do Sul and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy, capital expenditure plan and distribution policy; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin
Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets, net gain from fair value adjustments of investment property land, bargain purchase gain, foreign exchange gains or losses, other net financial results; (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets; and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. (See

Item 5. “Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies and Estimates" in our Annual Report on Form 20-F for the year ended December 31, 2021)
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets; and (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets;. and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation of property plan and equipment and amortization of intangible assets), tax consequences (income taxes), bargain purchases gains, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 36.
Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents and restricted short-term investments (namely T-Bills use as collateral of short-term borrowings). This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company

Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.
We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

RECONCILIATION - NET DEBT
$ thousands	3Q22	2Q22	Chg %	3Q21	Chg %
Total Borrowings	1,054,749	1,018,306	3.6%	914,633	15.3%
Cash and Cash equivalents	159,362	188,351	(15.4)%	189,703	(16.0)%
Restricted short-term investments	79,365	—	n.a.	—	n.a
Net Debt	816,022	829,955	(1.7)%	724,930	12.6%

Adjusted Net Income
We define Adjusted Net Income as (i) Profit/ (Loss) of the period/year before net gain from fair value adjustments of investment property land and bargain purchase gain; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both Exchange Differences and Cash Flow Hedge Transfer from Equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item. “Reserve from the sale of non-controlling interests in subsidiaries”, plus (iv) the reversal of the aforementioned income tax effect, plus (v) any inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or Retained earnings.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our Equity. In effect, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the Equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the Equity of the Company, since it reduces/increases the income tax to be paid in each country; which is why we decided to add back the income tax effect to the Adjusted Net Income considering this tax effect.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similarly titled measures used by other companies. Adjusted Net Income is not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

ADJUSTED NET INCOME
$ thousands	3Q22	3Q21	Chg %	9M22	9M21	Chg %
Net Income/(Loss)	22,590	36,963	(38.9)%	105,874	71,964	47.1%
Foreign exchange losses/(gains), net	12,377	10,504	17.8%	(12,642)	(9,611)	31.5%
Cash flow hedge - transfer from equity	9,212	17,132	(46.2)%	35,575	43,707	(18.6)%
Inflation accounting effects	2,599	(4,582)	n.a	(14,677)	(8,219)	78.6%
Revaluation result - Investment property	125	(654)	n.a	3,878	2,303	68.4%
Bargain purchase gain	310	—	n.m.	(12,055)	—	n.m.
Adjusted Net Income	47,213	59,363	(20.5)%	105,953	100,144	5.8%

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 3Q22
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	89,361	59,018	64,657	2,159	215,195	166,754	—	—	381,949
Cost of goods sold and services rendered	(78,212)	(45,542)	(53,331)	(2,011)	(179,096)	(120,239)	—	—	(299,335)
Initial recog. and changes in FV of BA and agricultural produce	9,215	133	7,077	(470)	15,955	29,812	—	—	45,767
Gain from changes in NRV of agricultural produce after harvest	(4,469)	2	—	—	(4,467)	—	—	—	(4,467)
Margin on Manufacturing and Agricultural Act. Before Opex	15,895	13,611	18,403	(322)	47,587	76,327	—	—	123,914
General and administrative expenses	(2,982)	(3,931)	(4,233)	(64)	(11,210)	(5,629)	—	(5,944)	(22,783)
Selling expenses	(9,872)	(10,342)	(7,413)	(115)	(27,742)	(12,957)	—	(56)	(40,755)
Other operating income, net	748	92	2	3	845	2,534	163	(52)	3,490
Bargain purchase gain	—	(467)	—	—	(467)	—	—	—	(467)
Profit from Operations Before Financing and Taxation	3,789	(1,037)	6,759	(498)	9,013	60,275	163	(6,052)	63,399
Net loss from Fair value adjustment of Investment property	—	—	—	(26)	(26)	—	—	—	(26)
(-) Bargain purchase gain	—	467	—	—	467	—	—	—	467
Adjusted EBIT	3,789	(570)	6,759	(524)	9,454	60,275	163	(6,052)	63,840
(-) Depreciation and Amortization	2,029	2,714	2,635	60	7,438	50,727	—	245	58,410
Adjusted EBITDA	5,818	2,144	9,394	(464)	16,892	111,002	163	(5,807)	122,250
Reconciliation to Profit/(Loss)
Adjusted EBITDA									122,250
(+) Depreciation and Amortization									(58,410)
(+) Financial result, net									(36,439)
(+) Revaluation Result - Investment Property									26
(+) Income Tax (Charge)/Benefit									(4,834)
(-) Bargain purchase gain									(467)
(+) Translation Effect (IAS 21)									464
Profit/(Loss) for the Period									22,590

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 3Q21
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	76,145	31,687	51,150	598	159,580	157,372	—	—	316,952
Cost of goods sold and services rendered	(67,409)	(26,897)	(43,763)	(468)	(138,537)	(99,348)	—	—	(237,885)
Initial recog. and changes in FV of BA and agricultural produce	13,952	1,920	5,700	123	21,695	43,293	—	—	64,988
Gain from changes in NRV of agricultural produce after harvest	(1,075)	—	—	—	(1,075)	(2)	—	—	(1,077)
Margin on Manufacturing and Agricultural Act. Before Opex	21,613	6,710	13,087	253	41,663	101,315	—	—	142,978
General and administrative expenses	(2,617)	(2,221)	(1,409)	(31)	(6,278)	(4,528)	—	(6,053)	(16,859)
Selling expenses	(6,636)	(3,821)	(6,428)	(92)	(16,977)	(14,232)	—	(46)	(31,255)
Other operating income, net	(295)	94	(23)	864	640	(1,003)	861	75	573
Profit from Operations Before Financing and Taxation	12,065	762	5,227	994	19,048	81,552	861	(6,024)	95,437
Net gain from Fair value adjustment of Investment property	—	—	—	(864)	(864)	—	—	—	(864)
Adjusted EBIT	12,065	762	5,227	130	18,184	81,552	861	(6,024)	94,573
(-) Depreciation and Amortization	1,631	2,035	2,021	31	5,718	56,536	—	168	62,422
Adjusted EBITDA	13,696	2,797	7,248	161	23,902	138,088	861	(5,856)	156,995
Reconciliation to Profit/(Loss)
Adjusted EBITDA									156,995
(+) Depreciation and Amortization									(62,422)
(+) Financial result, net									(47,013)
(+) Revaluation Result - Investment Property									864
(+) Income Tax (Charge)/Benefit									(15,265)
(+) Translation Effect (IAS 21)									3,804
Profit/(Loss) for the Period									36,963

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 9M22
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	220,993	138,974	181,504	4,034	545,505	424,186	—	—	969,691
Cost of goods sold and services rendered	(205,228)	(114,034)	(156,210)	(3,494)	(478,966)	(295,789)	—	—	(774,755)
Initial recog. and changes in FV of BA and agricultural produce	64,948	14,952	19,634	(122)	99,412	77,717	—	—	177,129
Gain from changes in NRV of agricultural produce after harvest	(22,506)	—	—	—	(22,506)	(934)	—	—	(23,440)
Margin on Manufacturing and Agricultural Act. Before Opex	58,207	39,892	44,928	418	143,445	205,180	—	—	348,625
General and administrative expenses	(11,100)	(9,440)	(7,986)	(184)	(28,710)	(16,134)	—	(18,719)	(63,563)
Selling expenses	(23,257)	(23,318)	(20,727)	(210)	(67,512)	(35,031)	—	(115)	(102,658)
Other operating income, net	637	649	(110)	(3,645)	(2,469)	3,672	3,345	(35)	4,513
Bargain purchase gain	—	11,976	—	—	11,976	—	—	—	11,976
Profit from Operations Before Financing and Taxation	24,487	19,759	16,105	(3,621)	56,730	157,687	3,345	(18,869)	198,893
Net gain from Fair value adjustment of Investment property	—	—	—	3,615	3,615	—	—	—	3,615
(-) Bargain purchase gain	—	(11,976)	—	—	(11,976)	—	—	—	(11,976)
Adjusted EBIT	24,487	7,783	16,105	(6)	48,369	157,687	3,345	(18,869)	190,532
(-) Depreciation and Amortization	5,769	7,470	7,494	176	20,909	114,951	—	677	136,537
Adjusted EBITDA	30,256	15,253	23,599	170	69,278	272,638	3,345	(18,192)	327,069
Reconciliation to Profit/(Loss)
Adjusted EBITDA									327,069
(+) Depreciation and Amortization									(136,537)
(+) Financial result, net									(69,701)
(+) Revaluation Result - Investment Property									(3,615)
(+) Income Tax (Charge)/Benefit									(23,865)
(-) Bargain purchase gain									11,976
(+) Translation Effect (IAS 21)									547
Profit/(Loss) for the Period									105,874

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 9M21
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	162,973	90,501	124,635	1,451	379,560	397,618	—	—	777,178
Cost of goods sold and services rendered	(144,139)	(73,913)	(106,001)	(1,065)	(325,118)	(248,446)	—	—	(573,564)
Initial recog. and changes in FV of BA and agricultural produce	52,800	36,328	13,062	(285)	101,905	71,148	—	—	173,053
Gain from changes in NRV of agricultural produce after harvest	(8,090)	—	—	—	(8,090)	(1,529)	—	—	(9,619)
Margin on Manufacturing and Agricultural Act. Before Opex	63,544	52,916	31,696	101	148,257	218,791	—	—	367,048
General and administrative expenses	(6,543)	(6,298)	(3,888)	(91)	(16,820)	(14,490)	—	(15,792)	(47,102)
Selling expenses	(13,995)	(11,977)	(14,000)	(157)	(40,129)	(40,166)	—	(151)	(80,446)
Other operating income, net	271	295	(117)	(2,122)	(1,673)	(15,224)	5,592	(99)	(11,404)
Profit from Operations Before Financing and Taxation	43,277	34,936	13,691	(2,269)	89,635	148,911	5,592	(16,042)	228,096
Net gain from Fair value adjustment of Investment property	—	—	—	2,014	2,014	—	—	—	2,014
Adjusted EBIT	43,277	34,936	13,691	(255)	91,649	148,911	5,592	(16,042)	230,110
(-) Depreciation and Amortization	4,595	5,796	5,633	95	16,119	120,917	—	433	137,469
Adjusted EBITDA	47,872	40,732	19,324	(160)	107,768	269,828	5,592	(15,609)	367,579
Reconciliation to Profit/(Loss)
Adjusted EBITDA									367,579
(+) Depreciation and Amortization									(137,469)
(+) Financial result, net									(94,579)
(+) Revaluation Result - Investment Property									(2,014)
(+) Income Tax (Charge)/Benefit									(68,811)
(+) Translation Effect (IAS 21)									7,258
Profit/(Loss) for the Period									71,964

STATEMENT OF INCOME
$ thousands	3Q22	3Q21	Chg %	9M22	9M21	Chg %

Sales of goods and services rendered	386,063	325,616	18.6%	976,100	790,177	23.5%
Cost of goods sold and services rendered	(303,497)	(244,706)	24.0%	(780,878)	(583,507)	33.8%
Initial recognition and changes in fair value of biological assets and agricultural produce	48,503	70,435	(31.1)%	181,367	182,885	(0.8)%
Changes in net realizable value of agricultural produce after harvest	(5,075)	(1,507)	236.8%	(23,791)	(10,313)	130.7%
Margin on manufacturing and agricultural activities before operating expenses	125,994	149,838	(15.9)%	352,798	379,242	(7.0)%
General and administrative expenses	(23,700)	(18,121)	30.8%	(64,981)	(49,216)	32.0%
Selling expenses	(41,446)	(32,775)	26.5%	(103,969)	(82,821)	25.5%
Other operating income, net	3,325	299	1,012.0%	3,537	(11,851)	(129.8)%
Bargain purchase gain	(310)	—	n.a	12,055	—	n.a
Profit from operations before financing and taxation	63,863	99,241	(35.6)%	199,440	235,354	(15.3)%
Finance income	(11,296)	(9,522)	18.6%	17,167	13,903	23.5%
Finance costs	(22,544)	(42,073)	(46.4)%	(101,545)	(116,701)	(13.0)%
Other financial results - Net gain of inflation effects on the monetary items	(2,599)	4,582	(156.7)%	14,677	8,219	78.6%
Financial results, net	(36,439)	(47,013)	(22.5)%	(69,701)	(94,579)	(26.3)%
Profit before income tax	27,424	52,228	(47.5)%	129,739	140,775	(7.8)%
Income tax expense	(4,834)	(15,265)	(68.3)%	(23,865)	(68,811)	(65.3)%
Profit for the period	22,590	36,963	(38.9)%	105,874	71,964	47.1%

Condensed Consolidated Statement of Cash Flow

STATEMENT OF CASHFLOWS
$ thousands	3Q22	3Q21	Chg %	9M22	9M21	Chg %

Cash flows from operating activities:
(Loss) / Profit for the year	22,590	36,963	(38.9)%	105,874	71,964	47.1%
Adjustments for:
Income tax expense	4,834	15,265	(68.3)%	23,865	68,811	(65.3)%
Depreciation	58,267	62,734	(7.1)%	135,741	137,495	(1.3)%
Amortization	534	442	20.8%	1,461	1,177	24.1%
Depreciation of right of use assets	19,305	12,743	51.5%	47,867	35,723	34.0%
Loss / (gain) from the disposal of other property items	(1,843)	(2,432)	(24.2)%	(2,962)	(2,164)	36.9%
Gain from the sale of farmland and other assets	—	0.009	(100.0)%	—	—	n . a
Bargain purchase gain	310	—	n.a	(12,055)	—	n.a
Net loss / (gain) from the Fair value adjustment of Investment properties	125	(654)	(119.1)%	3,878	2,303	68.4%
Equity settled share-based compensation granted	3,171	1,813	74.9%	7,422	4,545	63.3%
Loss / (gain) from derivative financial instruments	6,496	3,214	102.1%	6,183	13,294	(53.5)%
Interest, finance cost related to lease liabilities and other financial expense, net	7,565	21,285	(64.5)%	56,339	64,885	(13.2)%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	12,585	11,047	13.9%	(56,886)	(3,881)	1,365.8%
Changes in net realizable value of agricultural produce after harvest (unrealized)	(2,147)	(379)	466.5%	3,572	2,387	49.6%
Provision and allowances	124	(10)	n . a	282	923	(69.4)%
Net gain of inflation effects on the monetary items	2,599	(4,582)	(156.7)%	(14,677)	(8,219)	78.6%
Foreign exchange losses, net	12,377	10,504	17.8%	(12,642)	(9,611)	31.5%
Cash flow hedge – transfer from equity	9,212	17,132	(46.2)%	35,575	43,707	(18.6)%
Subtotal	156,104	185,085	(15.7)%	328,837	423,339	(22.3)%

Changes in operating assets and liabilities:
(Increase) in trade and other receivables	(32,664)	(7,762)	320.8%	(103,135)	(66,780)	54.4%
Decrease / (Increase) in inventories	24,437	(50,508)	(148.4)%	(59,106)	(190,365)	(69.0)%
(Increase) in biological assets	(24,227)	(4,201)	476.7%	87,248	86,137	1.3%
(Increase) / Decrease in other assets	(191)	3	(6,466.7)%	(865)	12	(7,308.3)%
(Increase) in derivative financial instruments	(4,384)	(1,371)	219.8%	(9,387)	(25,400)	(63.0)%
(Decrease) / Increase in trade and other payables	(35,568)	13,588	(361.8)%	(109,947)	(14,632)	651.4%
Increase in payroll and social security liabilities	7,839	4,911	60%	8,253	4,444	86%
Increase / (Decrease) in provisions for other liabilities	104	(415)	(125.1)%	(175)	(203)	(13.8)%
Net cash generated from operating activities before taxes paid	91,450	139,330	(34.4)%	141,723	216,552	(34.6)%
Income tax paid	(3,446)	(1,161)	196.8%	(5,547)	(1,809)	206.6%
Net cash generated from operating activities (a)	88,004	138,169	(36.3)%	136,176	214,743	(36.6)%

Condensed Consolidated Statement of Cash Flow
STATEMENT OF CASHFLOWS
$ thousands	3Q22	3Q21	Chg %	9M22	9M21	Chg %

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	424	—	n . a	1,603	—	n . a
Purchases of property, plant and equipment	(47,416)	(61,761)	(23.2)%	(173,529)	(163,624)	6.1%
Purchase of cattle and non current biological assets	(893)	(6,481)	n . a	(8,214)	(8,765)	(6.3)%
Purchases of intangible assets	(554)	(565)	(1.9)%	(2,034)	(1,560)	30.4%
Interest received and others	3,021	2,141	41.1%	4,343	3,191	36.1%
Proceeds from sale of property, plant and equipment	480	828	(42.0)%	1,103	2,797	(60.6)%
Proceeds from sale of farmlands and other assets	5,000	10	n . a	14,879	8,099	83.7%
Acquisition of short-term investment	(79,365)	—	n . a	(79,365)	—	n . a
Net cash used in investing activities (b)	(119,303)	(65,828)	81.2%	(241,214)	(159,862)	50.9%

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercise	—	—	n .a	2,124	—	n .a
Proceeds from long-term borrowings	5,378	4,300	n .a	42,528	4,300	n . a
Payments of long-term borrowings	(900)	(11,193)	(92.0)%	(14,364)	(103,985)	(86.2)%
Proceeds from short-term borrowings	133,875	32,641	310.1%	310,061	217,589	42.5%
Payments of short-term borrowings	(88,362)	(23,090)	282.7%	(117,444)	(162,701)	(27.8)%
Interest paid (c)	(10,843)	(22,613)	(52.0)%	(28,982)	(44,950)	(35.5)%
Prepayment related expenses	—	—	n . a	—	(3,068)	n . a
Proceeds from derivatives financial instruments	57	1,898	(97.0)%	115	2,257	(94.9)%
Lease Payments	(16,564)	(14,776)	12.1%	(72,081)	(51,317)	40.5%
Purchase of own shares	(12,759)	(33,832)	(62.3)%	(26,810)	(54,048)	(50.4)%
Dividends paid to non-controlling interest	—	—	n . a	—	(12)	(100.0)%
Dividends to shareholders	—	—	n . a	(17,500)	—	n . a
Net cash generated / (used) from financing activities (d)	9,882	(66,665)	(114.8)%	77,647	(195,935)	(139.6)%
Net increase / (decrease) in cash and cash equivalents	(21,417)	5,676	(477.3)%	(27,391)	(141,054)	(80.6)%
Cash and cash equivalents at beginning of period	188,351	185,165	1.7%	199,766	336,282	(40.6)%
Effect of exchange rate changes and inflation on cash and cash equivalents (e)	(7,572)	(1,138)	565.4%	(13,013)	(5,525)	135.5%
Cash and cash equivalents at end of year	159,362	189,703	(16.0)%	159,362	189,703	(16.0)%

(a) Includes (17,218) and (8,527) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2022 and 2021, respectively.
(b) Includes (2,787) and (3,090) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2022 and 2021, respectively.
(c) Includes 21 and (8) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2022 and 2021, respectively.
(d) Includes 23,983 and 14,990 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2022 and 2021, respectively.
(e) Includes (3,978) and (3,373) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2022 and 2021, respectively.

Condensed Consolidated Statement of Financial Position

STATEMENT OF FINANCIAL POSITION
$ thousands	September 30, 2022	December 31, 2021	Chg %

ASSETS
Non-Current Assets
Property, plant and equipment, net	1,553,517	1,422,623	9.2%
Right of use assets	332,639	260,776	27.6%
Investment property	33,330	32,132	3.7%
Intangible assets, net	36,026	31,337	15.0%
Biological assets	26,519	19,355	37.0%
Deferred income tax assets	16,911	10,321	63.9%
Trade and other receivables, net	41,009	42,231	(2.9)%
Derivative financial instruments	2,140	757	182.7%
Other assets	1,618	1,071	51.1%
Total Non-Current Assets	2,043,709	1,820,603	12.3%
Current Assets
Biological assets	161,582	175,823	(8.1)%
Inventories	372,841	239,524	55.7%
Trade and other receivables, net	237,983	145,849	63.2%
Derivative financial instruments	890	828	7.5%
Other assets	—	8	(100.0)%
Restricted short-term investments	79,365	—	n . a
Cash and cash equivalents	159,362	199,766	(20.2)%
Total Current Assets	1,012,023	761,798	32.8%
TOTAL ASSETS	3,055,732	2,582,401	18.3%

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	167,073	183,573	(9.0)%
Share premium	801,326	851,060	(5.8)%
Cumulative translation adjustment	(456,226)	(514,609)	(11.3)%
Equity-settled compensation	16,694	16,073	3.9%
Cash flow hedge	(45,722)	(60,932)	(25.0)%
Other reserves	122,174	106,172	15.1%
Treasury shares	(2,902)	(16,909)	(82.8)%
Revaluation surplus	278,615	289,982	(3.9)%
Reserve from the sale of non-controlling interests in subsidiaries	41,574	41,574	—%
Retained earnings	203,833	115,735	76.1%
Equity attributable to equity holders of the parent	1,126,439	1,011,719	11.3%
Non-controlling interest	38,540	36,111	6.7%
TOTAL SHAREHOLDERS EQUITY	1,164,979	1,047,830	11.2%

LIABILITIES
Non-Current Liabilities
Trade and other payables	14,646	284	5,057.0%
Borrowings	742,637	705,487	5.3%
Lease liabilities	260,022	201,718	28.9%
Deferred income tax liabilities	306,773	265,848	15.4%
Payroll and social liabilities	1,315	1,243	5.8%
Derivatives financial instruments	47	—	—%
Provisions for other liabilities	2,582	2,565	0.7%
Total Non-Current Liabilities	1,328,022	1,177,145	12.8%
Current Liabilities
Trade and other payables	168,328	168,746	(0.2)%
Current income tax liabilities	1,162	1,625	(28.5)%
Payroll and social liabilities	31,627	25,051	26.3%
Borrowings	312,112	112,164	178.3%
Lease liabilities	48,422	45,136	7.3%
Derivative financial instruments	505	1,283	(60.6)%
Provisions for other liabilities	575	3,421	(83.2)%
Total Current Liabilities	562,731	357,426	57.4%
TOTAL LIABILITIES	1,890,753	1,534,571	23.2%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	3,055,732	2,582,401	18.3%